Prospectus Addendum to
the accompanying Prospectus dated April 26, 2024

Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-278331



Deutsche Bank AG

SENIOR NOTES, SERIES A

ELIGIBLE LIABILITIES SENIOR NOTES, SERIES D

SENIOR DEBT FUNDING NOTES, SERIES E

SUBORDINATED TIER 2 NOTES

Deutsche Bank AG has prepared and filed a prospectus dated April 26, 2024 (the "new prospectus"), which supersedes any prospectus of Deutsche Bank AG with a date earlier than April 26, 2024. We refer to below each such prospectus as an "earlier prospectus."

Deutsche Bank AG and its affiliates may use this prospectus addendum and the new prospectus in connection with market-making transactions of Senior Notes, Series A, Eligible Liabilities Senior Notes, Series D, Senior Debt Funding Notes, Series E, and Subordinated Tier 2 Notes (the "securities") that were originally issued under an earlier prospectus.

When this prospectus addendum and the new prospectus are used in connection with a market-making transaction, you should note that the new prospectus supersedes each earlier prospectus as the operative prospectus for the offer and sale of such securities. When you read the pricing supplement and any related product supplement, underlying supplement or prospectus supplement that describe the specific terms of the offered securities, please note that (i) all references in such offering documents to an earlier prospectus should also be read as referring to the new prospectus and (ii) the table of contents relating to an earlier prospectus shall be deemed to be replaced by the table of contents of the new prospectus, provided on the second page of the new prospectus.

You should read the terms of the relevant pricing supplement and any relevant product supplement, underlying supplement or prospectus supplement that describe the specific terms of the offered securities together with the new prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus addendum, the new prospectus and any related pricing supplement, product supplement, underlying supplement and prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The offered securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

April 26, 2024